Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 23 DATED FEBRUARY 7, 2017
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated October 19, 2015 and Supplement No. 8 dated April 29, 2016, which superseded and replaced all previous Supplements to the Prospectus, Supplement No. 19 dated November 21, 2016, which, with the exception of Supplement No. 8, superseded and replaced all previous supplements to the prospectus, Supplement No. 20 dated December 7, 2016, Supplement No. 21 dated December 22, 2016, and Supplement No. 22 dated January 6, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of January 2017;
(3)	information regarding the share redemption limit;
(4)	recent real property investments; and
(5)	an update to the biographical information for one of our executive officers.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by a registration statement declared effective on August 26, 2013. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of January 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 767,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $14.1 million, consisting of approximately 727,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $13.4 million ($8.1 million in W Shares, $5.3 million in A Shares and no I Shares), and approximately 40,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $717,000. As of January 31, 2017, we had accepted investors’ subscriptions for, and issued, approximately 21.1 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $375.0 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of January 2017 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
January 3, 2017	$18.15	$18.00	$18.28
January 4, 2017	$18.15	$18.00	$18.28
January 5, 2017	$18.15	$18.00	$18.28
January 6, 2017	$18.15	$18.00	$18.28
January 9, 2017	$18.15	$18.00	$18.28
January 10, 2017	$18.15	$18.00	$18.28
January 11, 2017	$18.14	$18.00	$18.28
January 12, 2017	$18.14	$17.99	$18.28
January 13, 2017	$18.14	$17.99	$18.28
January 17, 2017	$18.14	$17.99	$18.27
January 18, 2017	$18.14	$17.99	$18.27
January 19, 2017	$18.14	$17.99	$18.27
January 20, 2017	$18.14	$17.98	$18.27
January 23, 2017	$18.13	$17.98	$18.26
January 24, 2017	$18.12	$17.97	$18.26
January 25, 2017	$18.12	$17.97	$18.25
January 26, 2017	$18.12	$17.96	$18.25
January 27, 2017	$18.11	$17.96	$18.25
January 30, 2017	$18.12	$17.96	$18.25
January 31, 2017	$18.12	$17.96	$18.25
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cin_dailyNAV.
Please refer to “Valuation Policies” beginning on page 98 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole_income_nav.
Redemption Limit
As disclosed on our website, as of December 31, 2016, our NAV was $320,755,875. As of January 1, 2017, the redemption limit for the quarter ending March 31, 2017 was 10% of our NAV as of December 31, 2016. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of February 1, 2017 has not been reduced below 10% of our NAV as of December 31, 2016.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 87 of the prospectus, and describes activity that occurred subsequent to the activity as of November 30, 2016 previously disclosed in our prospectus, Supplement No. 19 dated November 21, 2016, Supplement No. 20 dated December 7, 2016, and Supplement No. 22 dated January 6, 2017 to our prospectus.
As of January 31, 2017, we, through separate wholly-owned limited liability companies and limited partnerships, owned 111 properties, acquired for an aggregate purchase price of approximately $481.7 million, located in 35 states, consisting of 10 multi-tenant and 101 single tenant properties, comprising approximately 3.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired three properties between January 1, 2017 and January 31, 2017. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.
Management
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 113 of the prospectus and supersedes and replaces the information disclosed in Supplement No. 19 dated November 21, 2016 to our prospectus.
Nathan D. DeBacker has served as our chief financial officer and treasurer since August 2016. In addition, Mr. DeBacker serves in the following positions for certain other programs sponsored by Cole Capital:

Entity	Position(s)	Dates
CCPT IV; CCPT V; CCIT II; CCIT III	Chief financial officer and treasurer	August 2016 — Present
Since August 2016, Mr. DeBacker has served as senior vice president and chief financial officer, Cole REITs, of VEREIT. From May 2014 until joining Cole Capital and its affiliates in August 2016, Mr. DeBacker was the principal at CFO Financial Services, LLC, a certified public accounting firm that provided accounting, payroll, tax, forecasting and planning, business valuation and investment advisory services to business organizations. Mr. DeBacker has not managed or otherwise provided any services with respect to any client accounts for CFO Financial Services, LLC since joining Cole Capital and its affiliates in August 2016. Mr. DeBacker currently has an ownership interest in the assets of CFO Financial Services, LLC, but is in the process of finalizing the sale of such assets. He will not resume providing any services with respect to CFO Financial Services, LLC while the sale is pending. Mr. DeBacker was also registered as an investment adviser representative with Archer Investment Corporation, an investment advisory firm that partners with accountants and CPAs to provide investment management solutions for their clients, from November 2015 until August 2016. From December 2005 until May 2014, Mr. DeBacker worked at Cole Capital and, following the merger with VEREIT, most recently served as vice president of real estate planning and analysis. From 2002 until 2005, Mr. DeBacker worked as an auditor for the independent public accounting firm of Ernst & Young LLP. Mr. DeBacker earned his bachelor’s degree in accounting from the University of Arizona and is a Certified Public Accountant in Arizona.

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